FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Sale of T.Costa Rica, T.Panama and T.Nicaragua	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”) in compliance with the Securities Market legislation, hereby communicates the following

INSIDE INFORMATION

Today, Telefónica has reached an agreement with Millicom International Cellular, S.A. for the sale of the entire share capital of Telefónica de Costa Rica TC, S.A. (hereinafter, “Telefónica Costa Rica”), and for the sale by Telefónica's subsidiary Telefonica Centroamérica Inversiones, S.L., 60% of which is owned, directly and indirectly, by Telefonica and 40% by Corporación Multi Inversiones, of the entire share capital of Telefónica Móviles Panamá, S.A. (hereinafter, "Telefónica Panama") and Telefónica Celular de Nicaragua, S.A. (hereinafter, "Telefónica Nicaragua").

The aggregate amount of the transaction (enterprise value) for all the companies is 1,650 million US dollars (approximately 1,455 million euros at the current exchange rate, 503 million of which correspond to Telefónica Costa Rica, 573 million to Telefónica Panama and 379 million to Telefónica Nicaragua), an implicit multiple for the total amount of the transaction of 6.7 times the estimated 2018 EBITDA of the three companies. The transaction is expected to generate capital gains before taxes and minorities of around 800 million euros.

The closing of the sale of the three companies is subject to the applicable regulatory conditions and will take place for each transaction as those conditions are being satisfied.

With this transaction, together with the sales of Telefónica Móviles Guatemala and Telefónica Móviles El Salvador, announced on January 24, 2019, Telefónica completes the sale of all its operations in Central America for an aggregate amount (enterprise value) of 2,298 million US dollars (approximately, 2,025 million euros), with a joint implicit multiple of 7.4 times the estimated OIBDA 2018 of all companies and with an estimated debt reduction of approximately 1,400 million euros.

This transaction is part of the Telefónica Group ’s asset portfolio management policy based on a strategy of value creation, improving return on capital and strategic positioning. It also complements the objective of organic debt reduction and strengthening the balance sheet in a growing cash flow scenario, which allows us to maintain a sustainable and attractive shareholder remuneration.

Madrid, February 20, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	February 20, 2019	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors